Inari Medical, Inc.

9 Parker, Suite 100

Irvine, California 92618

May 19, 2020

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Chris Edwards; Irene Paik; Jeanne Bennett; Kevin Kuhar

Re:	Inari Medical, Inc.
Registration Statement on Form S-1 (File No. 333-236568)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-236568) (the “Registration Statement”) of Inari Medical, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on May 21, 2020, or as soon as practicable thereafter, or at such later time as the Company may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Shayne Kennedy at (714) 755-8181 or, in his absence, Ross McAloon at (714) 755-8051.

Thank you for your assistance in this matter.

Very truly yours,

Inari Medical, Inc.

By:	/s/ William Hoffman
William Hoffman
Chief Executive Officer

cc:	B. Shayne Kennedy, Latham & Watkins LLP

J. Ross McAloon, Latham & Watkins LLP